Pernod Ricard

02 DEC 16 AM 9:12

December 5, 2002

82-3361

AP/DD/410.2002

02060535

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

SUPPL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page

12/18

Pernod Ricard

Pernod Ricard
Sale of cider activities confirmed

Paris, 4 December 2002 – Pernod Ricard today confirms the sale of its subsidiary CSR (which groups together all of its cider activities, including the Loïc Raison brand) to Cidreries du Calvados La Fermière (CCLF).

Pernod Ricard and CCLF are delighted in the success of this transaction, which will create a major player in the French cider sector.

Contacts
Alain-Serge Delaitte / Media — Tel: +33 (0)1 41 00 40 95
Patrick de Borredon / Investor Relations — Tel: +33 (0)1 41 00 41 71

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com